UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE
COKING COAL ASSETS OF BLUESTONE COAL CORP.

- Transaction Creates One of the Largest Global Producers of Coking Coal -

- New Bluestone Assets Diversify and Strengthen Existing Product and Geographic
Mix -

- Mechel to Pay $436 Million and 83.3 Million Preferred Shares -

Moscow, Russia – April 22, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, today announced that its subsidiaries have signed a definitive agreement to acquire 100% shares and interests of U.S.
entities Bluestone Industries, Inc., a West Virginia corporation, Dynamic
Energy, Inc., a West Virginia corporation, JCJ Coal Group, LLC, a Delaware limited liability company and some of its West Virginia affiliates (together
“Bluestone”), privately-held West Virginia-based coal businesses engaged in the mining, processing and sale of premium quality hard coking coal. The aggregate merger consideration is $436 million paid in cash (including $36 million interest paid), approximately 83.3 million preferred shares, plus the assumption of approximately $132 million of net debt. Other business activities conducted by the owners of Bluestone Coal Corp., including steam coal operations in
Kentucky and other non-coal operations, are not included in the transaction.
Bluestone sold 2.8 million tonnes of high-quality hard coking coal in 2008 and generated total sales of approximately $327 million and mine level EBITDA of approximately $94 million (subject to audit). The transaction is expected to be accretive to Mechel OAO 2009 earnings.
Igor Zyuzin, Mechel OAO’s Chief Executive Officer, commented, “The addition of
Bluestone’s production assets and large, high-quality coking coal reserves and resources establishes Mechel as one of the largest producers of coking coal in the world and provides us with additional scale that will drive added efficiencies through our business. Following the closing, we expect to have up to an estimated 725 million tonnes of coal reserves and resources in the U.S.
(JORC Guidelines, subject to confirmation during a planned drilling program) and a more diversified asset base, including a strong foothold in North America and enhanced European, American and Asian sales channels.”
“We also see significant opportunities for continued growth at Bluestone to reach production levels of more than 7 million tonnes per year of high quality hard coking coal concentrate and are committed to maintain the highest standards in performance, environmental responsibility and safety.” Mr. Zyuzin continued.
“We have been very impressed with the Bluestone management team and the 37-year record of growth and success they have achieved. We look forward to working with our new colleagues to continue this tradition of superior service and to build an even stronger company for the future.”
Jim Justice, Chairman, President and Chief Executive Officer of Bluestone Coal
Group, added, “This transaction marks an excellent opportunity to take Bluestone to the next level. In Mechel, we have found a partner with a similar culture –
mining operators managing their assets to produce the best product for their customers while continuing to invest in the Company’s future. By becoming part of Mechel, Bluestone will gain access to additional capital, significant business opportunities, and new resources to further grow the business, both domestically and abroad.”
With four mining complexes comprising eight active open pit and five underground mines Bluestone’s coking coal holdings in West Virginia include up to an estimated 725 million tonnes of reserves and resources (JORC Guidelines, subject to confirmation during a planned drilling program). The vast majority is premium quality, low volatility hard coking coal suitable for sale to steel producers.
Total in-place reserves in accordance with a ‘Competent Person’s Report’
represent approximately 223.8 million tonnes, with proven reserves representing
49 percent of the total and probable reserves representing the remaining 51 percent. The current 22-year mine plan is supported by approximately 155 million tonnes of recoverable reserves and resources (261 million tonnes in-place).
Bluestone has approximately 113 million tonnes of permitted reserves, with a further 82 million tonnes of reserves in the permitting process. Established in
1971 and headquartered in Beckley, West Virginia, Bluestone currently employs approximately 520 people.
With more than 30 customers, Bluestone’s customer base is well-diversified and includes the world’s top coke and steel producers. Bluestone services a multi-national customer base, with the U.S. representing roughly half of total sales in 2008, and Europe and other areas representing the remaining balance.
Mechel expects to continue to serve Bluestone’s existing customer base.
The transaction also includes a contingent share value right (CVR) that guarantees a target total shareholder return from the preferred shares after five years from the Closing date. In addition, the transaction consideration includes the obligation to make a contingent cash payment based on additional coal reserves and resources identified within two years under a planned drilling program. Any potential CVR cash payment due to the actual total return from the preferred shares not meeting or exceeding the target return will be paid on the fifth anniversary of the Closing date and will equal the amount by which the
Target Value exceeds the sum of the aggregate market value of the preferred shares and all dividends received. The starting Target Value is $986 million which could be increased up to $1,585 million or decreased by $200 million which is the limit of indemnifiable damages. Named increase is based on the additional tonnes of proven and probable reserves or measured and indicated resources limited by 196.9 million tonnes (JORC Guidelines) discovered during the Drilling program on the territories controlled by Bluestone on base of long-term rent agreements and ownership title.
The contingent cash payment based on the drilling program is an amount based on certain additional proven and probable coal reserves or measured and indicated
resources discovered during the drilling program multiplied by an agreed price of $3.04 per tonne which will be paid on the fifth anniversary of the Closing date.
The transaction documents contemplate that the parties will conduct a public offering of the preferred shares as soon as market conditions are favorable.
Hereafter, Mechel Mining OAO, the coal and iron ore subholding of Mechel OAO, will be the owner of 100% shares and interest of Bluestone through its affiliated companies. Mechel Mining OAO will guarantee certain obligations of the Mechel subsidiaries under the merger agreement. These guarantee obligations will be supported by a pledge of the shares of the Bluestone Coal Group companies and the newly created Mechel entities that will hold those shares. The closing of the transaction is subject to certain conditions and the parties intend to close the transaction no later than May 7, 2009.
Mr. Zyuzin concluded, “The acquisition of Bluestone further strengthens Mechel’s position as one of the global leaders in coking coal and enhances the quality of products we bring to our customers and the geographies we serve. Also, using coking coal concentrates from our Russian assets, we will be able to work on blending our coal into new brands, thus increasing the overall value of Mechel’s coal portfolio. The long-term drivers of demand for high-quality coking coal remain strong, and we believe this acquisition will further enhance our ability to capitalize on the opportunities in the marketplace, even under today’s challenging conditions. We look forward to working closely with Bluestone’s excellent management and employees to achieve our joint goals.”

Conference Call and Webcast
The management of Mechel will host a conference call today at 10:00 a.m. New
York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to discuss the acquisition. The call may be accessed via the Internet at http://www.mechel.com, following the appropriate banner link. Webcast presentation will be available at:
http://www.thomson-webcast.net/de/dispatching/?event_id=dee161185d9976143a5123484c4fc009&portal_id=7513348ddd2fe3bc0720e86826a670ed

To listen to the conference call via phone, please call the number below approximately 10 minutes prior to the scheduled time of the call, quoting
Mechel.

Conference Call Phone Numbers:

US: +1 866 966 5335
UK: +44 203 003 2666

A replay of the call will be available via the Internet at
http://www.mechel.com.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 22, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO